Exhibit 99.1

Telenor commences action in Bermuda seeking declaratory judgment on Altimo’s mandatory tender offer allegation

(Fornebu, Norway – 13 June 2012) Telenor yesterday filed a claim in the Supreme Court of Bermuda, requesting the Court to declare that Telenor’s 15 February purchase of 234,000,000 VimpelCom preferred shares from Weather Investments II S.à.r.l. did not trigger the mandatory tender offer requirements in VimpelCom’s Bye-laws.

“VimpelCom is a Bermuda company. The issue of whether Telenor and Weather Investments have an obligation under VimpelCom’s bye-laws to make a mandatory tender offer is a question of law for determination by a Bermuda court,” said Telenor’s spokesman, Dag Melgaard. “We filed this claim to ensure that the court has the opportunity to promptly make such a determination.”

Telenor filed its claim following a 1 June letter from Altimo to VimpelCom in which Altimo alleged that Telenor and Weather Investments violated VimpelCom’s bye-laws by forming a group at the time of Telenor’s purchase of VimpelCom preferred shares from Weather Investments and then failing to make a tender offer for all of VimpelCom’s outstanding shares. VimpelCom said in a 5 June press statement that its Nominating and Corporate Governance Committee would assess Altimo’s allegations and make recommendations to the VimpelCom Supervisory Board as to what action, if any, VimpelCom should take. VimpelCom Ltd., which is incorporated in Bermuda, is the named respondent in Telenor’s claim.

Contacts:

Media:

Dag Melgaard, Communication Manager, Telenor Group

tel: +47 901 92 000 / e-mail: dag.melgaard@telenor.com

Analysts and investors:

Marianne Moe, IR Director, Telenor Group

Tel: +47 916 17 631 / e-mail: marianne.moe@telenor.com